Exhibit 99.4

Publicis Groupe Tweets (@PublicisGroupe), November 3, 2014

Alan J. Herrick, Sapient President, CEO and Board Co-Chairman, to join the Publicis Groupe Directoire+. Imptnt: http://bit.ly/1Ecd3Sd

Jerry Greenberg, Sapient founder + Co-Chairman, to join Publicis Groupe Supervisory Board, independent member Imptnt: http://bit.ly/1Ecd3Sd

.@PublicisGroupe will derive more than 50% of revenues from digital after deal — 3 years ahead of 2018 plan. Imptnt: bit.ly/1Ecd3Sd

New entity within @PublicisGroupe called Publicis.Sapient— largest global digital and adv tech platform. Imptnt: http://bit.ly/1Ecd3Sd

We’re proud to welcome Sapient’s robust talent pool to Publicis Groupe family, where talents are our #1 asset Imptnt: http://bit.ly/1Ecd3Sd

Publicis Groupe announces it has agreed to acquire Sapient in $3.7 billion all-cash transaction. Imptnt: http://bit.ly/1Ecd3Sd

Publicis Groupe annonce l’acquisition de Sapient pour un montant de 3,7 milliards de dollars en numéraire. Impnt: http://bit.ly/13y09AX